FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) December 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: January 4, 2010

BY:

Chris Robbins

It’s       Vice President

(Title)

click here for printer-friendly PDF version

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

January 4, 2010

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

Anglo Swiss Resources Inc. Arranges Flow-Through Financing

IMMEDIATE RELEASE

Vancouver, British Columbia.

December 4, 2009

TSX Venture: ASW

                OTCBB: ASWRF

                        Frankfurt: AMO

Anglo Swiss Resources Inc. announced today that it has arranged the following non-brokered private placement, subject to receipt of all applicable regulatory approvals:

(i)

Up to 1,000,000 flow-through units of Anglo Swiss ("Flow-Through Units") at a price of $0.40 per Flow-Through Unit for total gross proceeds of $400,000, each Flow-Through Unit consisting of one flow-through common share and one non-flow-through common share purchase warrant of Anglo Swiss (“Warrant”), each Warrant entitling the holder thereof to acquire one non-flow-through common share of Anglo Swiss (“Share”) for a period of 24 months from the closing of the Private Placement at a price of $0.60 per Share.

All securities issuable under this Private Placement will be subject to a hold period under Canadian securities laws of four months and one day from the closing date.

Anglo Swiss intends to use the proceeds from the Private Placement to fund further exploration on the Nelson Mining Camp or other properties in Canada that qualify for flow through expenditures.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp consists of 3,411 hectares of contiguous claims striking over 8 kilometres situated along the Silver King Regional Shear Zone. The Silver King Shear is the host to numerous, historical gold, copper and silver mines in south-eastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Sign up for free SMS News Release service, simply text ASW2 in the body of the text message to 32075 or visit the Mobile FRC link at the Company’s website. Please visit the Company's website at www.anglo-swiss.com.

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

This press release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

IMMEDIATE RELEASE

Vancouver, British Columbia.

December 24, 2009

TSX Venture: ASW

                OTCBB: ASWRF

                         Frankfurt: AMO

ANGLO SWISS COMPLETES $400,000 FLOW THROUGH PRIVATE PLACEMENT

Anglo Swiss Resources Inc. announced today that it has completed the private placement of 1,000,000 units ("Units") of Anglo Swiss at a price of $0.40 per Unit for gross proceeds of $400,000 of a non-brokered flow through private placement announced December 4, 2009.  Each Unit consisted of one flow through common share and one common share purchase warrant of Anglo Swiss, each warrant entitling the holder thereof to acquire one common share of Anglo Swiss on or before December 21, 2011 at a price of $0.60 per share. The common shares issued will be restricted for trading until April 22, 2010.

Anglo Swiss intends to use the proceeds from the flow through private placement for exploration expenditures on its Canadian properties that qualify for flow through expenditures. All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to April 22, 2009.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp consists of 3,411 hectares of contiguous claims striking over 8 kilometres situated along the Silver King Regional Shear Zone. The Silver King Shear is the host to numerous, historical gold, copper and silver mines in south-eastern British Columbia including Anglo Swiss’ 100% owned Kenville Gold Mine.

The Company is also in the process of exploring for diamonds and gemstones in Canada. For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

This press release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END.